UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

GlobalOptions Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37946D209
(CUSIP Number)

ROBERT H. FRIEDMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See§ 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37946D209

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JAMES LEE WITT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 676,101 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 676,101 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,101 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON* IN

(1) Includes 620,068 shares of GlobalOptions Group, Inc. held by James L. Witt Revocable Trust U/A/D 12/28/05, of which Mr. Witt is trustee.

CUSIP NO. 37946D209

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JAMES L. WITT REVOCABLE TRUST U/A/D 12/28/05
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 620,068 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 620,068 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,068 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* OO

(1) The 620,068 shares of GlobalOptions Group, Inc. held by James L. Witt Revocable Trust U/A/D 12/28/05 may be deemed controlled by Mr. Witt, the trustee of the trust.

CUSIP NO. 37946D209

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.              Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of GlobalOptions Group, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 75 Rockefeller Plaza, 27th Floor, New York, NY 10019.

Item 2.              Identity and Background.

(a)         This statement is filed by James Lee Witt and James L. Witt Revocable Trust U/A/D 12/28/05, an Arkansas trust (“JLW Trust”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated November 21, 2007, a copy of which is attached as an exhibit hereto and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.  Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b)        The principal business address of each of Mr. Witt and JLW Trust is c/o James Lee Witt Associates, A Part of Global Options Group, Inc., 1615 L Street NW, Suite 300, Washington, DC 20036.

(c)        The principal occupation of Mr. Witt is Chief Executive Officer of the Issuer’s Preparedness Services unit, in which capacity Mr. Witt provides consulting and crisis management services to state and local governments, educational institutions, the international community and corporations.  The principal business of the Issuer is providing risk mitigation and management services to government entities, Fortune 1,000 corporations and high net-worth and high-profile individuals.  The principal business address of the Issuer is 75 Rockefeller Plaza, 27th Floor, New York, NY 10019.

JLW Trust is a trust for estate planning purposes, of which Mr. Witt is trustee.

(d)        No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 37946D209

            (f)         Mr. Witt is a citizen of the United States of America.

Item 3.              Source and Amount of Funds or Other Consideration.

On January 13, 2006, the Issuer and WSFM, LLC (f/k/a James Lee Witt Associates, LLC) (“WSFM”) entered into that certain Asset Purchase Agreement, as amended (the “Asset Purchase Agreement”) whereby the Issuer purchased and WSFM sold the assets of WSFM (the “Asset Sale”).  As part of the consideration for the Asset Sale, on March 10, 2006, the Issuer issued to WSFM 819,672 Shares valued at $2,000,000.  As part of a distribution to its members, on August 23, 2006, WSFM distributed 56,020 Shares to Mr. Witt directly and on June 20, 2007, WSFM distributed 6,224 Shares to the JLW Trust.

On January 19, 2007, the Issuer granted to all employees including Mr. Witt, 13 Shares pursuant to the terms and conditions of the Issuer’s 2006 Long-Term Incentive Plan.

On October 29, 2007 WSFM purchased 1,000,000 Shares in the Issuer’s underwritten public offering for an aggregate purchase price of $4,500,000 and WSFM immediately distributed 613,844 of such shares to the JLW Trust.

Item 4.              Purpose of Transaction.

In connection with the Asset Sale, 300,000 Shares will be issued to WSFM on or prior to January 15, 2008.  A portion of such Shares will be distributed to Mr. Witt and/or the JLW Trust.  Other than the foregoing, neither Mr. Witt nor JLW Trust has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.              Interest in Securities of the Issuer.

(a)         The aggregate percentage of Shares reported owned the Reporting Persons is based upon 9,660,269 Shares outstanding, as of November 9, 2007, as reported in the Issuer’s Quarterly Report on Form 10-QSB, for the quarter ended September 30, 2007 and filed with the Securities and Exchange Commission on November 14, 2007.

As of the close of business on November 20, 2007, Mr. Witt beneficially owned 676,101 Shares, including 620,068 Shares owned by JLW Trust, constituting approximately 7.0% of the Shares outstanding.

As of the close of business on November 20, 2007, JLW Trust owned 620,068 Shares, constituting 6.4% of the Shares outstanding.  As trustee of JLW Trust, with sole voting and dispository power over the Shares owned by JLW Trust, Mr. Witt may be deemed to beneficially own the Shares owned by JLW Trust.

CUSIP NO. 37946D209

(b)        Mr. Witt has sole power to vote and dispose of 676,101 Shares, including 620,068 Shares owned by JLW Trust.  As trustee of JLW Trust, Mr. Witt has sole voting and dispository power over the Shares owned by JLW Trust.

(c)        Schedule A annexed hereto lists all transactions in the Securities by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market, except as otherwise noted on Schedule A.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)        Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer.

On May 11, 2007, the Issuer and WSFM entered into a Second Amendment to the Asset Purchase Agreement which provided, in part, for a revised purchase price to include the issuance to WSFM, of which Mr. Witt is a control person, of 300,000 Shares on or before January 15, 2008, all of which shall be registered for resale pursuant to a registration statement that is required to be declared effective prior to January 15, 2008.

In addition, on May 11, 2007, Mr. Witt and the Issuer entered into that certain amended and restated employment agreement (the “Witt Employment Agreement”).  Pursuant to the Witt Employment Agreement, upon Mr. Witt’s voluntary termination of employment without “good reason” (as defined in the Witt Employment Agreement), Mr. Witt would be obligated to reimburse the Issuer in an amount equal to (i) 25% of the number of shares issued to him within 12 months prior to such termination and (ii) 25% of the base salary of Mr. Witt paid within 12 months prior to such termination.

On September 28, 2007, the Issuer granted Mr. Witt options to purchase 112,500 Shares at an exercise price of $7.24 per Share.  Such options will vest, in three equal installments, on the first, second and third anniversaries of the grant date, and will expire on September 28, 2012.

On November 21, 2007, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 3 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 37946D209

Item 7.              Material to be Filed as Exhibits.

1.
Second Amendment to Asset Purchase Agreement, dated as of May 11, 2007, by and between GlobalOptions Group, Inc. and WSFM, LLC (f/k/a James Lee Witt Associates, LLC) (incorporated by reference to Exhibit 10.12 of the Issuer’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on August 2, 2007).

2.
Amended and Restated Employment Agreement, made as of May 11, 2007, by and between GlobalOptions Group, Inc. and James Lee Witt (incorporated by reference to Exhibit 10.29 of the Issuer’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on August 2, 2007).

3.	Joint Filing Agreement dated November 21, 2007 by and between James Lee Witt and James L. Witt Revocable Trust U/A/D 12/28/05.

CUSIP NO. 37946D209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2007

/s/ _James Lee Witt__________________________
JAMES LEE WITT

JAMES L. WITT REVOCABLE TRUST U/A/D 12/28/05

By:  /s/ James Lee Witt___________________________
Name: James Lee Witt
Title: Trustee

CUSIP NO. 37946D209

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days:

Shares Purchased	Price Per Share ($)	Date of Purchase

JAMES LEE WITT

Options to purchase 112,500 Shares at an exercise price of $7.24 per Share (1)	N/A (1)	9/28/07 (1)

JAMES L. WITT REVOCABLE TRUST U/A/D 12/28/05

613,844 (2)	$4.50 (2)	10/29/07 (2)

(1)
On September 28, 2007, the Issuer granted Mr. Witt options to purchase 112,500 Shares at an exercise price of $7.24 per Share.  Such options will vest, in three equal installments, on the first, second and third anniversaries of the grant date, and will expire on September 28, 2012.

(2)
These shares were purchased by WSFM directly from the underwriters in the Issuer’s public offering, which closed on October 29, 2007 and immediately distributed to the JLW Trust.  These shares were purchased at $4.50, the public offering price.

CUSIP NO. 37946D209

EXHIBIT INDEX

Exhibit	Page
1.          Second Amendment to Asset Purchase Agreement, dated as of May 11, 2007, by and between GlobalOptions Group, Inc. and WSFM, LLC (f/k/a James Lee Witt Associates, LLC) (incorporated by reference to Exhibit 10.12 of the Issuer’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on August 2, 2007).

2.         Amended and Restated Employment Agreement, made as of May 11, 2007, by and between GlobalOptions Group, Inc. and James Lee Witt (incorporated by reference to Exhibit 10.29 of the Issuer’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on August 2, 2007).

3. Joint Filing Agreement dated November 21, 2007 by and between James Lee Witt and James L. Witt Revocable Trust U/A/D 12/28/05.	11

CUSIP NO. 37946D209

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated November 21, 2007 (including amendments thereto) with respect to the Common Stock of GlobalOptions Group, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:   November 21, 2007

/s/ James Lee Witt ____________________________
JAMES LEE WITT

JAMES L. WITT REVOCABLE TRUST U/A/D 12/28/05
By: /s/ James Lee Witt
 James Lee Witt, Trustee